UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 333-231839

CHINA SXT PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

178 Taidong Rd North, Taizhou

Jiangsu, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On January 20, 2022, China SXT Pharmaceuticals, Inc., a British Virgin Islands corporation (the “Company”), completed a firm commitment public offering (the “Offering”) of (i) 8,285,260 ordinary shares (the “Firm Shares”) of the Company, par value $0.004 per share, for a public offering price of $0.18 per share, (ii) 11,521,500 pre-funded warrants (the “Pre-funded Warrants”) to purchase 11,521,500 shares (the “Warrant Shares”), for a public offering price of $0.17 per Pre-funded Warrant. The Company also granted Aegis Capital Corp., the underwriter for the Offering (the “Underwriter”), and the Underwriter has exercised, an over-allotment option to purchase 2,971,014 ordinary shares (the “Option Shares”, together with Firm Shares, the “Shares”).

As of February 8, 2022, the investors have exercised all the Pre-funded Warrants to purchase 11,521,500 ordinary shares. As a result, the number of issued and outstanding ordinary shares of the Company is 40,627,868 as of the date of this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 8, 2022

China SXT Pharmaceuticals, Inc.

By:	/s/ Feng Zhou
Name:	Feng Zhou
Title:	Chief Executive Officer